REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K

dated November 20, 2006

This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3 (File no. 333-138528), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended.

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza

Mesrutiyet Caddesi No.153

34430 Tepebasi

Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosure:             Underwriting agreement among Turkcell Iletisim Hizmetleri A.Ş., J.P. Morgan Securities Ltd., Cukurova Holding A.S. and Cukurova Investments N.V.

The enclosed underwriting agreement constitutes Exhibit 1.1 of our registration statement on Form F-3 (File no. 333-138528).

EXECUTION COPY

TURKCELL ILETISIM HIZMETLERI A.Ş.

ORDINARY SHARES

UNDERWRITING AGREEMENT

November 16, 2006

Turkcell Iletisim Hizmetleri A.Ş.

Ordinary Shares

Underwriting Agreement

November 16, 2006

J.P. Morgan Securities Ltd.

125 London Wall

London EC2Y 5AJ

United Kingdom

Ladies and Gentlemen:

Certain stockholders named in Schedule II hereto (the “Selling Stockholders”) of Turkcell Iletisim Hizmetleri A.Ş., a Turkish joint stock company (the “Company”), propose to sell to J.P. Morgan Securities Ltd. (the “Underwriter”), an aggregate of 129,393,196.537 ordinary shares (the “Shares”), par value TRY 1 per share (the “Stock”), of the Company.

The Company and the Selling Stockholders hereby confirm their agreement with the Underwriter concerning the purchase and sale of the Shares, as follows:

1.             Registration Statement.  The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement on Form F-3 (File No. 333-138528) including a prospectus, relating to the Shares.  Such registration statement, as amended at the time it becomes effective, including the information, if any, deemed pursuant to Rule 430A, 430B or 430C under the Securities Act to be part of the registration statement at the time of its effectiveness (“Rule 430 Information”), is referred to herein as the “Registration Statement”; and as used herein, the term “Preliminary Prospectus” means each prospectus included in such registration statement (and any amendments thereto) before it becomes effective, any prospectus filed with the Commission pursuant to Rule 424(a) under the Securities Act and the prospectus included in the Registration Statement at the time of its effectiveness that omits Rule 430 Information, and the term “Prospectus” means the prospectus in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of  sales of the Shares.  If the Company has filed an abbreviated registration statement pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement. Any reference in this Agreement to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, as of the effective date of the Registration Statement or the date of such Preliminary Prospectus or the Prospectus, as the case may be and any reference to “amend,” “amendment” or “supplement” with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the

“Exchange Act”) that are deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.

At or prior to the time when sales of the Shares were first made (the “Time of Sale”), the Company had prepared the following information (collectively, the “Issuer Time of Sale Information”): a Preliminary Prospectus dated November 9, 2006, and each “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Schedule III hereto. The initial price to investors of TRY 6.6231, together with the Issuer Time of Sale Information, constitutes the Time of Sale Information.

2.             Purchase of the Shares by the Underwriter.  (a)  Each of the Selling Stockholders agrees to sell the Shares to the Underwriter as provided in this Agreement, and the Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees to purchase from each of the Selling Stockholders at a purchase price per share of TRY 6.5505 (the “Purchase Price”), the number of Shares set forth opposite such Selling Shareholder’s name in Schedule II hereto (the “Aggregate Purchase Price”).

(b)           Each of the Selling Stockholders agrees that the costs and expenses paid by the Underwriter by or on behalf of the Selling Stockholders pursuant to Section 13 hereof shall be deducted from the Aggregate Purchase Price to be paid by the Underwriter at Closing pursuant to Sections 2(a) and 2(f) hereof.

(c)           The Selling Stockholders understand that the Underwriter intends to make a public offering of the Shares as soon after the effectiveness of this Agreement as in the judgment of the Underwriter is advisable, and initially to offer the Shares on the terms set forth in the Prospectus. The Selling Stockholders acknowledge and agree that the Underwriter may offer and sell Shares to or through any affiliate of the Underwriter and that any such affiliate may offer and sell Shares purchased by it to or through the Underwriter.

(d)           On or before November 16, 2006, the Selling Stockholders have transferred the Shares to the account of Yapi Kredi Bankasi A.S. (“Yapi Kredi Bankasi”) at Merkezi Keyit Kurulusu (“MKK”), the Central Registry Agency; such Shares shall remain blocked at MKK until transfer in dematerialized form to the account(s) of the [Underwriter] at Turkiye Garanti Bankasi A.S. (“Turkiye Garanti”) on the Closing Date.

(e)           Delivery of the Shares in dematerialized form by or on behalf of the Selling Stockholders will be made prior to 9:00 a.m. (Istanbul time) on November 21, 2006 or such other time or place on the same or such other date, not later than the fifth Business Day thereafter as the Underwriter, the Company and the Selling Stockholders may agree upon in writing (the “Closing Date”), by transfer to the account of J.P. Morgan Securities Ltd (Account no. 19715) at Turkiye Garanti (Swift Code: TGBATRISXXX) or to such other account or accounts specified at Turkiye Garanti in such respective portions as the Underwriter may designate, upon notice given to the Company and the Selling Stockholders.  Each of the Selling Stockholders and Turkiye Garanti shall furnish or cause to be furnished to the Underwriter, at such time certificates and other evidence reasonably satisfactory to the Underwriter of the execution in favour of the Underwriter of the transfer of Shares to the account(s) specified at Turkiye Garanti.

(f)            The time and date of payment shall be 3:00 p.m. (New York time) on the Closing Date.  The Underwriter shall pay the US dollar equivalent of the Aggregate Purchase Price in TRY (converted from TRY into USD at an exchange rate determined by the Underwriter, on the Closing Date) with respect to each Selling Stockholder (less the amounts stated in Section 2(b) above), with same day value, to the account to be advised to the Underwriter in writing by Cukurova no later than twenty four hours prior to the Closing Date.  In order to mitigate the exchange rate risk, the Underwriter may enter into any hedging arrangements on or before the Closing Date, in consultation with each Selling Stockholder.

(g)           The documents to be delivered at the Closing Date by or on behalf of the parties hereto pursuant to Section 8 hereof, including the cross receipt for the Shares and any additional documents requested by the Underwriter pursuant to Section 8(n) hereof, will be delivered prior to 9:00 a.m. (Istanbul time) to the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, United Kingdom (the “Closing Location”).  The Shares will be delivered in dematerialized form as specified in Section 2(f) above.  A meeting will be held at the Closing Location at 2.00 p.m. London time, on the Business Day next preceding the Closing Date, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto.

(h)           Each of the Company and the Selling Stockholders acknowledges and agrees that the Underwriter is acting solely in the capacity of an arm’s length contractual counterparty to the Company and the Selling Stockholders with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company, the Selling Stockholders or any other person.  Additionally, the Underwriter is not advising the Company, the Selling Stockholders or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction.  The Company and the Selling Stockholders shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriter shall have no responsibility or liability to the Company or the Selling Stockholders with respect thereto. Any review by the Underwriter of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriter and shall not be on behalf of the Company or the Selling Stockholders.

3.             Representations and Warranties of the Company.  The Company represents and warrants to the Underwriter and the Selling Stockholders that:

(a)           Preliminary Prospectus.  No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in any Preliminary Prospectus.

(b)          Time of Sale Information. The Time of Sale Information, at the Time of Sale and at the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in such Time of Sale Information.  No statement of material fact included in the Prospectus has been omitted from the Time of Sale Information and no statement of material fact included in the Time of Sale Information that is required to be included in the Prospectus has been omitted therefrom.

(c)           Issuer Free Writing Prospectus.  Other than the Preliminary Prospectus and the Prospectus, the Company (including its agents and representatives, other than the Underwriter in its capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Shares (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Schedule III hereto and other written communications approved in writing in advance by the Underwriter. Any such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Preliminary Prospectus filed prior to the first use of such Issuer Free Writing Prospectus, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in any Issuer Free Writing Prospectus.

(d)          Registration Statement and Prospectus.  The Registration Statement is an “automatic effective registration statement” as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company.  No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any amendment thereto, the Registration Statement complied and will comply in all material respects with the Securities Act, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date, the

Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that  the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in the Registration Statement and the Prospectus and any amendment or supplement thereto.

(e)           Incorporated Documents.  The documents incorporated by reference in the Registration Statement, the Prospectus or the Time of Sale Information, when they were filed with the Commission conformed in all material respects to the requirements of the Exchange Act and none of such documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Prospectus or the Time of Sale Information, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f)           Financial Statements.  The financial statements and the related notes thereto of the Company and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles in the United States and International Financial Reporting Standards, as the case may be, applied on a consistent basis throughout the periods covered thereby, and the supporting schedules included or incorporated by reference in the Registration Statement present fairly the information required to be stated therein; and the other financial information included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby.

(g)          No Material Adverse Change.  Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus, (i) there has not been any change in the capital stock or long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, stockholders’ equity, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii)

neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company, Fintur Holdings B.V. (“Fintur”) has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Registration Statement, the Time of Sale Information and the Prospectus.

(h)          Organization and Good Standing.  The Company and each of its subsidiaries have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, stockholders’ equity, results of operations or prospects of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”).

(i)            Capitalization.  The Company has an authorized capitalization as set forth in the Registration Statement, the Time of Sale Information  and the Prospectus under the heading “Capitalization”; all the outstanding shares of capital stock of the Company (including the Shares to be sold by the Selling Stockholders) have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights; except as described in or expressly contemplated by the Time of Sale Information and the Prospectus, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or other equity interest in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the capital stock of the Company conforms in all material respects to the description thereof contained in the Registration Statement, the Time of Sale Information and the Prospectus; and all the outstanding shares of capital stock or other equity interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.

(j)            The Shares.  The Shares to be sold by the Selling Stockholders to the Underwriter hereunder have been duly and validly authorized and issued, are fully paid an non-assessable and free and clear of all liens, encumbrances, equities or claims and conform to the description of the Shares contained in the Prospectus.

(k)           Due Authorization.  The Company has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all action required to be taken for the consummation by it of the transactions contemplated hereby has been duly and validly taken.  This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by equitable principles relating to enforceability.

(l)            No Violation or Default.  Neither the Company nor any of its subsidiaries is (i) in violation of its articles of association or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, (A) except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, or (B) for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(m)          No Conflicts.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, except such as would not have a material adverse effect on the Company, (ii) result in any violation of the provisions of the articles of association or by-laws or similar organizational documents of the Company or any of its subsidiaries or (iii) to the best knowledge of the Company, result in the violation of any law or statute or any judgment, order, rule  or regulation of any court or arbitrator or governmental or regulatory authority (including, but not limited to, the Telegram and Telephony Law Act No. 406 dated February 4, 1924, as amended; Wireless Law No. 2813, as amended; and Transportation Law No. 3348, as amended).

(n)          No Consents Required.  To the best knowledge of the Company, no consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement, except for the registration of the Shares under the Securities Act and notification to the Telecommunications Authority, which shall be made within one month following the transfer of Shares as per Article 34(c) of the Licencing Regulation Regarding Telecommunication Services and Infrastructures, and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Shares by the Underwriter.

(o)          Legal Proceedings.  Except as described in the Registration Statement, the Time of Sale Information and the Prospectus, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; no such investigations, actions, suits or proceedings are threatened or, to the best knowledge of the Company, contemplated by any governmental or regulatory authority or threatened by others; and (i) there are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required under the Securities Act to be described in the Registration Statement that are not so described in the Registration Statement, the Time of Sale Information and the Prospectus and (ii) there are no statutes, regulations or contracts or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement or described in the Registration Statement or the Prospectus that are not so filed as exhibits to the Registration Statement or described in the Registration Statement, the Time of Sale Information and the Prospectus.

(p)          Independent Accountants.  KPMG Cevdet Suner Denetim ve Yeminili Mali, Musavirlik A.Ş. (“KPMG”), who have certified certain financial statements of the Company and its subsidiaries, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Accounting Oversight Board (United States) and as required by the Securities Act. PricewaterhouseCoopers Accountants N.V. (“PwC”), who have certified certain financial statements of Fintur and its subsidiaries is, to the best knowledge of the Company, an independent registered public accounting firm with respect to Fintur and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Accounting Oversight Board (United States) and as required by the Securities Act.

(q)          Title to Real and Personal Property.  The Company and its subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(r)           Title to Intellectual Property.  The Company and its subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses; and the conduct of their respective businesses will not conflict in any material respect with any such rights of others, and the Company and its subsidiaries have not received any notice of any claim of infringement or conflict with any such rights of others.

(s)           No Undisclosed Relationships.  No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its subsidiaries, on the other, that is required by the Securities Act to be described in the Registration Statement and the Prospectus and that is not so described in such documents and in the Time of Sale Information.

(t)           Investment Company Act.  The Company is not an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Investment Company Act”).

(u)          No Breach of GSM License.  The sale of the Shares to be sold hereunder, the compliance by the Company with all the provisions of this Agreement and the consummation of the transactions herein contemplated, and all other transactions described in the Prospectus in connection with the Offering will not conflict with or result in a breach or violation of any of the terms or provisions of the license (the “License”) to operate a GSM system in Turkey granted to the Company on April 27, 1998 by the Turkish Ministry of Transportation, and such License remains in full force and effect.

(v)          PFIC.  The Company believes that it currently is not a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and does not expect that it will become a PFIC within the foreseeable future.

(w)          Foreign Private Issuer.  The Company is a “foreign private issuer” (as such term is defined in the rules and regulations under the Exchange Act) and the financial statements contained in the U.S. Prospectus comply with the applicable requirements of Regulation S-X of the Securities Act.

(x)           Taxes.  Except as otherwise disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, the Company and its subsidiaries have paid all taxes and filed all tax returns required to be paid or filed through the date hereof; and there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets.

(y)          Licenses and Permits.  The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the Time of Sale Information, and the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Registration Statement, the Time of Sale Information and the Prospectus, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(z)           No Labor Disputes.  No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company, is contemplated or threatened and the Company, to the best of its knowledge, is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material Adverse Effect.

(aa)         Compliance With Environmental Laws.  (i) The Company and its subsidiaries (x) are in compliance with any and all applicable laws, rules, regulations, requirements, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (z) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (3)(bb)(i)(x) and (3)(bb)(i)(y) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability as would not, individually or in the aggregate, have a Material Adverse Effect.

(bb)        Disclosure Controls.  The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(cc)         Accounting Controls.  The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(dd)        Insurance.  The Company and its subsidiaries have insurance covering their respective properties and personnel, which insurance is in amounts and insures against such losses and risks as are adequate to protect the Company and its subsidiaries and their respective businesses; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(ee)         No Unlawful Payments.  Neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(ff)          Compliance with OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or Affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(gg)        No Restrictions on Subsidiaries.  No subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company; except that consent of shareholders other than the Company (or the Company’s subsidiaries) in certain of the Company’s subsidiaries, which are LLC Astelit, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S., A-Tel Pazarlama ve Servis Hizmetleri A.S. and Bilyoner Interaktif Hizmetler A.S., is required for dividend distribution by such subsidiaries.

(hh)        No Broker’s Fees.  Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or the Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares.

(ii)           Registration Rights Agreement.  There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company (i) to file a registration statement under the Securities Act with respect to any securities of the Company or (ii) to include any securities of the Company with the Shares registered pursuant to the Registration Statement.

(jj)           No Stabilization.  The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares or ADSs.

(kk)         Forward-Looking Statements.  No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Time of Sale Information and the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ll)           Operational, Statistical and Market Data.  Nothing has come to the attention of the Company that has caused the Company to believe that the operational, statistical and market-related data included in the Registration Statement, the Time of Sale Information and the

Prospectus are not, and are not based on or derived from sources that are, reliable and accurate in all material respects.

(mm)       Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(nn)        Status under the Securities Act.  The Company is not an ineligible issuer and is a well-known seasoned issuer, in each case as defined under the Securities Act, in each case at the times specified in the Securities Act in connection with the offering of the Shares.  The Company has paid the registration fee for this offering pursuant to Rule 456 (b) (1) under the Securities Act or will pay such fees within the time period required by such rule (without giving effect to the proviso therein) and in any event prior to the Closing Date.

(oo)         Status of Fintur.  Fintur is not a “subsidiary” of the Company within the meaning of Rule 405 under the Securities Act.

4.             Representations and Warranties of the Selling Stockholders.  Each of the Selling Stockholders severally represents and warrants to the Underwriter and the Company that:

(a)           Required Consents; Authority.  All consents, approvals, authorizations and orders necessary in the United States and Turkey for the execution and delivery by such Selling Stockholder of this Agreement and for the sale and delivery of the Shares to be sold by such Selling Stockholder hereunder, have been obtained; and such Selling Stockholder has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Shares to be sold by such Selling Stockholder hereunder; this Agreement has been duly authorized, executed and delivered by such Selling Stockholder.

(b)          No Conflicts.  The execution, delivery and performance by such Selling Stockholder of this Agreement, the sale of the Shares to be sold by such Selling Stockholder and the consummation by such Selling Stockholder of the transactions herein contemplated will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of such Selling Stockholder pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such Selling Stockholder is a party or by which such Selling Stockholder is bound or to which any of the property or assets of such Selling Stockholder is subject, except such as would not have a material adverse effect on such Selling Shareholder; (ii) result in any violation of the provisions of the charter, or by-laws or similar organizational documents of such Selling Stockholder or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory agency (including, but not limited to, the Telegram and Telephony Law Act No. 406 dated February 4, 1924, as amended; Wireless Law No. 2813, as amended; and Transportation Law No. 3348, as amended).

(c)           Title to Shares.  Such Selling Stockholder has good and valid title to the Shares to be sold at the Closing Date by such Selling Stockholder hereunder, free and clear of all liens, encumbrances, equities or adverse claims; such Selling Stockholder will have, immediately prior to the Closing Date good and valid title to the Shares to be sold at the Closing Date by such Selling Stockholder, free and clear of all liens, encumbrances, equities or adverse claims; and, upon delivery of such Shares and payment therefor pursuant hereto, good and valid title to such Shares, free and clear of all liens, encumbrances, equities or adverse claims, will pass to the Underwriter.

(d)          No Stabilization.  Such Selling Stockholder has not taken and will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares or the ADSs.

(e)           Time of Sale Information. The Time of Sale Information, at the Time of Sale and at the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that such Selling Stockholder makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in such Time of Sale Information.  No statement of material fact included in the Prospectus has been omitted from the Time of Sale Information and no statement of material fact included in the Time of Sale Information that is required to be included in the Prospectus has been omitted therefrom.

(f)           Issuer Free Writing Prospectus.  Other than the Preliminary Prospectus and the Prospectus, such Selling Stockholder (including its agents and representatives, other than the Underwriter in its capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any  Issuer Free Writing Prospectus, other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Annex B hereto and other written communications approved in writing in advance by the Company and the Underwriter.

(g)          Registration Statement and Prospectus.  As of the applicable effective date of the Registration Statement and any amendments thereto, the Registration Statement complied and will comply as of the Time of Sale and as of the Closing Date in all material respects with the Securities Act, and did not and will not as of the Time of Sale and as of the Closing Date contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date, the Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that such Selling Stockholder makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in the Registration Statement, the Time of Sale Information and the Prospectus and any amendment or supplement thereto.

(h)          Material Information.  As of the date hereof and as of the Closing Date, the sale of the Shares by such Selling Stockholder is not and will not be prompted by any material information concerning the Company which is not set forth in the Registration Statement, the Time of Sale Information or the Prospectus.

(i)            Transfer of the Shares. Each of the Selling Stockholders represents and warrants that it has transferred the Shares to the account of Yapi Kredi Bankasi at MKK for transfer on the Closing Date to the account(s) of the Underwriter at Turkiye Garanti.

(j)            Stamp Duty. No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriter to Turkey or any political subdivision or taxing authority thereof or therein in connection with (i) the sale and delivery by or on behalf of the Selling Stockholders of the Shares to or for the account of the Underwriter or (ii) the sale and delivery by the Underwriter of the Shares to the initial purchasers thereof.

5.            Further Agreements of the Company.  The Company covenants and agrees with each Underwriter that:

(a)           Required Filings. The Company will file the final Prospectus with the Commission within the time periods specified by Rule 424(b) and Rule 430A, 430B or 430C under the Securities Act, will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; and will file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares; and the Company will furnish copies of the Prospectus and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriter in London prior to 10:00 A.M., London time, on the business day next succeeding the date of this Agreement in such quantities as the Underwriter may reasonably request.

(b)          Delivery of Copies. The Company will deliver, without charge, (i) to the Underwriter, two signed copies of the Registration Statement originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and documents incorporated by reference therein; and (ii) during the Prospectus Delivery Period (as defined below), as many copies of the Prospectus (including all amendments and supplements thereto and documents incorporated by reference therein) and each Issuer Free Writing Prospectus as the Underwriter may reasonably request. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriter a prospectus relating to the Shares is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Shares by the Underwriter or any dealer.

(c)           Amendments or Supplements, Issuer Free Writing Prospectuses. Before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Prospectus, whether before or after the time that the Registration Statement becomes effective, the Company will furnish to the Underwriter and counsel for the Underwriter a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Underwriter reasonably objects.

(d)          Notice to the Underwriter.  The Company will advise the Underwriter promptly, and confirm such advice in writing, (i) when the Registration Statement has become effective; (ii) when any amendment to the Registration Statement has been filed or becomes effective; (iii) when any supplement to the Prospectus or any Issuer Free Writing Prospectus or any amendment to the Prospectus has been filed; (iv) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (v) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus or the Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (vi) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; and (vii) of the receipt by the Company of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act; and (viii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Shares for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending any such qualification of the Shares and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e)           Compliance. (1) If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus to comply with law, the Company will immediately notify the Underwriter thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission and furnish to the Underwriter and to such dealers as the Underwriter may designate, such amendments or supplements to the Prospectus as may be necessary so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law and (2) if at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Company will immediately notify the Underwriter thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission (to the extent required) and furnish to the Underwriter and to such dealers as the Underwriter may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances, be misleading or so that the Time of Sale Information will comply with law.

(f)           Blue Sky Compliance. The Company will qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Underwriter shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Shares; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(g)          Earning Statement. The Company will make generally available to its security holders and the Underwriter as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement.

(h)          No Stabilization. The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares or the ADSs.

(i)            Record Retention. The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

6.            Further Agreements of the Selling Stockholders. Each of the Selling Stockholders covenants and agrees with the Underwriter that:

(a)           Clear Market. For a period of 90 days after the date of the initial public offering of the Shares, such Selling Stockholder, without the prior written consent of the Underwriter, which consent shall not be unreasonably withheld, will not, and will procure that each of its affiliates will not, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Stock, ADSs, or any other securities convertible into or exercisable or exchangeable for Stock or ADSs or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Stock, ADSs, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Stock, ADSs, or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of Stock, ADSs, or any security convertible into or exercisable or exchangeable for Stock or ADSs without the prior written consent of the Underwriter; in each case other than (A) the Shares to be sold by such Selling Stockholder hereunder or (B) transfers of ordinary shares to controlled affiliates of either of the Selling Stockholders (solely to the extent that each such transferee agrees to be bound by the provisions of this Section 6(a) as if it were a signatory to this Agreement).  Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

(b)          Tax Form. It will deliver to the Underwriter prior to or at the Closing Date a properly completed and executed United States Treasury Department Form W-8BEN (or other applicable form or statement specified by the Treasury Department regulations in lieu thereof) in order to facilitate the Underwriter’s documentation of their compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated.

(c)           Registration Fees. The Selling Stockholder will pay the registration fees for this offering within the time period required by Rule 456 (b)(i) under the Securities Act prior to the Closing Date.

7.            Certain Agreements of the Underwriter. The Underwriter hereby represents and agrees that:

(a)           It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the Preliminary Prospectus or a previously filed Issuer Free Writing Prospectus, (ii) any Issuer Free Writing Prospectus listed on Schedule III or prepared pursuant to Section 3(c) or Section 4(f) above, or (iii) any free writing prospectus prepared by such underwriter and approved by the Company in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an “Underwriter Free Writing Prospectus”).

(b)          It has not and will not distribute any Underwriter Free Writing Prospectus referred to in clause 7(a)(i) in a manner reasonably designed to lead to its broad unrestricted dissemination.

(c)           It has not and will not, without the prior written consent of the Company, use any free writing prospectus that contains the final terms of the Shares unless such terms have previously been included in a free writing prospectus filed with the Commission.

(d)          It will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, in accordance with Rule 433 under the Securities Act.

(e)           It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

8.            Conditions of Underwriter’s Obligations. The obligation of the Underwriter to purchase the Shares on the Closing Date as provided herein is subject to the performance by the Company and each of the Selling Stockholders of their respective covenants and other obligations hereunder and to the following additional conditions:

(a)           Registration Compliance; No Stop Order. No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 5(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Underwriter.

(b)          Representations and Warranties. The respective representations and warranties of the Company and the Selling Stockholders contained herein shall be true and correct on the date hereof, as of the Time of Sale, and on and as of the Closing Date; and the statements of the Company and its officers and of each of the Selling Stockholders made in any certificates delivered pursuant to this Agreement shall be true and correct on the date hereof, as of the Time of Sale and as of the Closing Date.

(c)           No Downgrade. Subsequent to the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded any securities or preferred stock of or guaranteed by the Company or any of its subsidiaries by any “nationally recognized statistical rating organization”, as such term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of any securities or preferred stock of or guaranteed by the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading).

(d)          No Material Adverse Change.  No event or condition of a type described in Section 3(g) hereof shall have occurred or shall exist, which event or condition is not described in the Time of Sale Information (excluding any amendment or supplement thereto) and the Prospectus (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Underwriter makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the Closing Date on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

(e)           Officer’s Certificate.  The Underwriter shall have received on and as of the Closing Date a certificate of the chief financial officer or chief accounting officer of the Company and one additional senior executive officer of the Company who is satisfactory to the Underwriter (i) confirming that such officers have carefully reviewed the Registration Statement, the Time of Sale Information and the Prospectus and, to the best knowledge of such officers, the representations of the Company set forth in Sections 3(a) to 3(f) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date and (iii) to the effect set forth in paragraphs 8(a), (c) and (d) above.

(f)           Selling Stockholders’ Certificate.  The Underwriter shall have received on and as of the Closing Date, a certificate of the Selling Stockholders, in form and substance reasonably satisfactory to the Underwriter, (i) confirming that the representations of such Selling Stockholders set forth in Sections 4(e), 4(f) and 4(g) hereof is true and correct and (ii) confirming that the other representations and warranties of such Selling Stockholders in this agreement are true and correct as of the Time of Sale and as of the Closing Date and that the such Selling Stockholders have complied with all agreements and satisfied all conditions on their part to be performed or satisfied hereunder at or prior to such Closing Date.

(g)          Comfort Letters.  On the date of this Agreement, as of the Time of Sale (if different from the date of this Agreement) and on the Closing Date, KPMG shall have furnished to the Underwriter, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus; provided, that the letter delivered on the Closing Date shall use a “cut-off” date no more than three business days prior to such Closing Date.

(h)          Opinion of US Counsel for the Company.  Shearman & Sterling, US counsel for the Company, shall have furnished to the Underwriter, at the request of the Company, their written opinion, on the Closing Date, as of the Time of Sale and the Closing Date, addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, to the effect set forth in Annex A hereto.

(i)            Opinion of Turkish Counsel for the Company.  Taboglu, Ates & Demirhan, Turkish counsel for the Company, shall have furnished to the Underwriter, at the request of the Company, their written opinion, on the Closing Date, as of the Time of Sale and the Closing Date, addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, to the effect set forth in Annex B hereto.

(j)            Opinion of In-House Counsel to the Company.  Orhan Gemicioglu, in-house counsel for the Company, shall have furnished to the Underwriters, at the request of the Company, his written opinion, on the Closing Date, as of the Time and Sale and the Closing Date, addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter to the effort set forth in Annex C hereto.

(k)           Opinion of Turkish Counsel for the Selling Stockholders. Derman Ortak Avukat Bürosu, Turkish counsel for the Selling Stockholders, shall have furnished to the Underwriter, at the request of the Selling Stockholders, its written opinion, on the Closing Date, as of the Time of Sale and the Closing Date, addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, to the effect set forth in Annex D hereto.

(l)            Opinion of Netherlands Antilles Counsel for the Selling Stockholders.  STvB Advocaten, Netherlands Antilles counsel for the Selling Stockholders, shall have furnished to the Underwriter, at the request of the Selling Stockholders, their written opinions, on the Closing Date, as of the Time of Sale and the Closing Date, addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, to the effect set forth in Annex E hereto.

(m)          Opinion of US Counsel for the Selling Stockholders.  White & Case, US counsel for the Selling Stockholders, shall have furnished to the Underwriter, at the request of the Selling Stockholders, its written opinion, on the Closing Date, as of the Time of Sale and the Closing Date, addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, to the effect set forth in Annex F hereto.

(n)          Opinions of Turkish Tax Counsel. DRT Yeminli Mali Musavirlik ve Bagimsiz Denetim A.S., Turkish Tax Counsel, shall have furnished to the Underwriter, at the request of the Company, its written opinion, on the Closing Date, as of the Time of Sale and the Closing Date, addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, to the effect set forth in Annex G hereto.

(o)          Opinions of Counsel for the Underwriter.  The Underwriter shall have received on the Closing Date, as of the Time of Sale and the Closing Date, an opinion of Freshfields Bruckhaus Deringer and Paksoy Ortak Avukat Burosu, US and Turkish counsel for the Underwriter, respectively, with respect to such matters as the Underwriter may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(p)          No Legal Impediment to Sale.  No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental or regulatory authority that would, as of the Closing Date, prevent the sale of the Shares.

(q)          Good Standing.  The Underwriter shall have received in writing by facsimile copy or otherwise on and as of the Closing Date a satisfactory Trade Registry Certificate (Sicil Tasdiknamesi) in relation to the Company.

(r)           Exchange Listing.  The shares to be delivered on the Closing Date are duly listed on the Istanbul Stock Exchange.

(s)           Additional Documents.  On or prior to the Closing Date, the Company and the Selling Stockholders shall have furnished to the Underwriter such further certificates and documents as the Underwriter may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriter.

9.             Indemnification and Contribution.

(a)           Indemnification of the Underwriter by the Company.  The Company agrees to indemnify and hold harmless the Underwriter, its affiliates, directors and officers and each person, if any, who controls the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, (ii) or any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information (including any Time of Sale Information that has subsequently been amended), or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use therein, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in subsection (c) below.

(b)           Indemnification of the Underwriter by the Selling Stockholders.  Each of the Selling Stockholders severally in proportion to the number of Shares to be sold by such Selling Stockholder hereunder agrees to indemnify and hold harmless the Underwriter, its affiliates, directors and officers and each person, if any, who controls the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to the Underwriter furnished to the Company in writing by the Underwriter for use in the Registration Statement, the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in subsection (c) below.

(c)           Indemnification of the Company and the Selling Stockholders.  The Underwriter agrees to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each of the Selling Stockholders to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities (including, without limitation, reasonable legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in the Registration Statement, the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, it being understood and agreed upon that the only such information furnished by the Underwriter consists of the following information in the Prospectus furnished on behalf of the Underwriter: (i) its name as set forth on the cover page of the Preliminary Prospectus and the Prospectus, in the summary section of the Prospectus Supplement in the Preliminary prospectus and the Prospectus under the heading “The Offering” and in each of the first paragraph and the first two tables of the section entitled “Underwriting” in the Prospectus Supplement in the Preliminary Prospectus and the Prospectus; (ii) the third, and seventh paragraphs (excluding tables and associated footnotes) of the section entitled “Underwriting” in the Prospectus Supplement in the Preliminary Prospectus and the Prospectus; (iii) the second sentence of the second paragraph of the section entitled “Underwriting—Selling Restrictions—United Kingdom” in the Prospectus Supplement in the Preliminary Prospectus and the Prospectus and (iv) the third and sixth paragraphs of the section entitled “Underwriting—Selling Restrictions—United Kingdom” in the Prospectus Supplement in the Preliminary Prospectus and the Prospectus.

(d)           Notice and Procedures.  If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to the preceding paragraphs of this Section 9, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 9 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 9.  If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary or (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person.  It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred.  Any such separate firm for the Underwriter, its affiliates, directors and officers and any control persons of the Underwriter shall be designated in writing by JPMorgan; any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company and any such separate firm for the Selling Stockholders shall be designated in writing by the Selling Stockholders. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement.  No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(e)           Contribution.  If the indemnification provided for in paragraphs (a), (b) and (c) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholders, on the one hand, and the Underwriter, on the other, from the offering of the Shares or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company and the Selling Stockholders, on the one hand, and the Underwriter, on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Selling Stockholders, on the one hand, and the Underwriter, on the other, shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Selling Stockholders from the sale of the Shares and the total underwriting discounts and commissions received by the Underwriter in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Shares.  The relative fault of the Company and the Selling Stockholders, on the one hand, and the Underwriter, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Selling Stockholders or by the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(f)            Limitation on Liability.  The Company, the Selling Stockholders and the Underwriter agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Selling Stockholders or the Underwriter were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (e) above.  The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (e) above shall be deemed to include, subject to the limitations set forth above, any properly documented legal or other expenses incurred by such Indemnified Person in connection with any such action or claim.  Notwithstanding the provisions of this Section 9, in no event shall the Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by the Underwriter with respect to the offering of the Shares exceeds the amount of any damages that the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(g)           Non-Exclusive Remedies.  The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

10.           Effectiveness of Agreement.  This Agreement shall become effective upon the execution and delivery hereof by the parties.

11.           Termination.  This Agreement may be terminated in the absolute discretion of the Underwriter, by notice to the Company and the Selling Stockholders, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on or by any of the New York Stock Exchange, the London Stock Exchange, the Istanbul Stock Exchange, the American Stock Exchange, the National Association of Securities Dealers, Inc., the Chicago Board Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by Turkish, United Kingdom, US federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States or the Republic of Turkey, that, in the judgment of the Underwriter, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the Closing Date on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

12.           Payment of Expenses.  (a)  Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Selling Stockholders will pay or cause to be paid all costs and expenses incident to the performance of its obligations and the obligations of the Company hereunder, including without limitation, (i) the registration fees payable to the Securities and Exchange Commission with respect to the Offering; (ii) the costs incident to the sale, preparation and delivery of the Shares and any taxes payable in that connection; (iii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information and the Prospectus (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iv) the costs of reproducing and distributing this Agreement; (v) the fees and expenses of the Company’s counsel, Shearman & Sterling LLP and Taboglu, Ates & Demirhan, and independent accountants KPMG Cevet

Suner Denetim ve Yeminli Mali Musavirlik A.S., and Fintur’s independent accountants, PricewaterhouseCoopers Accountants N.V.; (vi) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Shares under the laws of such jurisdictions as the Underwriter may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Underwriter); (vii) the costs and charges of any transfer agent and any registrar; (viii) all expenses and application fees incurred in connection with any filing with, and clearance of the offering by, the National Association of Securities Dealers, Inc.; (ix) all expenses incurred by the Company in connection with any “road show” presentation to potential investors; and (x) any application or other fees paid to MKK with respect to the listing of the Shares or to the Istanbul Stock Exchange with respect to the trading of the Shares.

(b)           If (i) this Agreement is terminated pursuant to Section 11, (ii) the Selling Stockholders for any reason fail to tender the Shares for delivery to the Underwriter or (iii) the Underwriter declines to purchase the Shares for any reason permitted under this Agreement, the Selling Stockholders agree to reimburse the Underwriter for all out-of-pocket costs and expenses (including the fees and expenses of its counsel) reasonably incurred by the Underwriter in connection with this Agreement and the offering contemplated hereby.

13.           Persons Entitled to Benefit of Agreement.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to in Section 9 hereof.  Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.  No purchaser of Shares from the Underwriter shall be deemed to be a successor merely by reason of such purchase.

14.           Survival.  The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Selling Stockholders and the Underwriter contained in this Agreement or made by or on behalf of the Company, the Selling Stockholders or the Underwriter pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Shares and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company, the Selling Stockholders or the Underwriter.

15.           Certain Defined Terms.  For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City and Istanbul; and (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act, and, for the avoidance of doubt, does not include Fintur.

16.           Miscellaneous.

(a)           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication.  Notices to the Underwriter shall be given to J.P. Morgan Securities Ltd. at: 10 Aldermanbury, London EC2V 7RF; Attention: Equity Capital Markets Syndicate Desk (Fax: +44 207 325 8168). Notices to the Company shall be given to it at: Turkcell Plaza, Mesrutiyet Cad. No: 153, Tepebasi; 34430, Istanbul, Turkey (Fax: +90

212 292 9322); Attention: Serkan Okandan and Koray Ozturkler.  Notices to the Selling Stockholders shall be given to the Selling Stockholders at Cukurova Investments, NV, Buyukdere Cad Yspikredi Plaza, A Blok, Levent, Istanbul, Turkey (fax: +90 212 280 5892); Attention: Yasemin Cetinalp.  Any communication or notice to be made by one person to another pursuant to this Agreement shall constitute legally written evidence between the parties thereto pursuant to the provision of the second sentence of Article 287 of the Turkish Civil Procedure Code.

(b)           Submission to Jurisdiction. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company and each of the Selling Stockholders irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement or the transactions contemplated hereby which is instituted in any New York Court. The Company and each of the Selling Stockholders has appointed CT Corporation System, 111 Eighth Avenue, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by the Underwriter or by any person who controls the Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. Each of the Company and each of the Selling Stockholders represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company and the Selling Stockholders, as the case may be, shall be deemed, in every respect, effective service of process upon the Company and each Selling Stockholder, as the case may be.

(c)           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

(d)           Counterparts.  This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(e)           Amendments or Waivers.  No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(f)            Headings.  The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

TURKCELL ILETISIM HIZMETLERI A.Ş.

By:	/s/
Name: Serkan Okandan
Title: CFO

By:	/s/
Name: Koray Ozturkler
Title: Head of Investor Relations

CUKUROVA HOLDING A.S.

By:	/s/
Name: Mehmet Emin Karamehmet
Title: Chairman

By:	/s/
Name: Mehmet Bulent Ergin
Title: MOB

CUKUROVA INVESTMENTS N.V.

By:	/s/
Name: Hikmet Yasemin Cetinalp
Title: Managing Director

By:	/s/
Name: Feza Karagoz
Title: Managing Director

Accepted: November 16, 2006

J.P. MORGAN SECURITIES LTD.

By	/s/
Authorized Signatory

Schedule I

Underwriter	Number of Shares

J.P. Morgan Securities Ltd.	129,393,196.537

Total	129,393,196.537

Schedule II

Selling Stockholders:	Number of Shares:
Cukurova Holding A.S.	64,720,506.120
Cukurova Investments N.V.	64,672,690.417

Total	129,393,196.537

Schedule III

Time of Sale Information

[None]

Annex A

Form of Opinion of International Counsel for the Company

(a)                 The Registration Statement is an “automatic effective registration statement” as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date of the Underwriting Agreement; each of the Preliminary Prospectus and the Prospectus was filed with the Commission pursuant to the subparagraph of Rule 424(b) under the Securities Act specified in such opinion on the date specified therein; and no order suspending the effectiveness of the Registration Statement has been issued, no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has, to the best knowledge of such counsel, been received by the Company and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or in connection with the offering is pending or, to the best knowledge of such counsel, threatened by the Commission.

(b)                 The Registration Statement, the Preliminary Prospectus and the Prospectus (other than the financial statements and financial information contained therein or omitted therefrom, as to which such counsel need express no opinion) at the time it was filed with the Commission appears on its face to have been appropriately responsive in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

(c)                 The Underwriting Agreement has been duly executed and delivered by the Company insofar as New York law is concerned.

(d)                 Assuming the validity of such actions under the laws of Turkey, under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 16(b) of the Underwriting Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”) in any action arising out of or relating to this Agreement or the transactions contemplated hereby, and has validly and irrevocably appointed the Authorized Agent (as defined herein) as its authorized agent for the purpose described in Section 16(b) of the Underwriting Agreement; and service of process effected on such agent in the manner set forth in Section 16(b) of the Underwriting Agreement will be effective to confer valid personal jurisdiction over the Company.

(e)                 No authorization, approval or other action by, and no notice to or filing with, any United States federal or New York governmental authority or regulatory body is required for the due execution, delivery or performance by the Company of the Underwriting Agreement, except as have been obtained and are in full force and effect under the Securities Act or as may be required under the securities or blue sky laws of any jurisdiction in the United States in connection with the offer and the sale of the Shares.

(f)                  The statements in the Preliminary Prospectus and Prospectus under the heading “Taxation – United States taxation” to the extent that they constitute summaries of legal matters, fairly summarize the legal matters described therein in all material respects and the statements in the Preliminary Prospectus and Prospectus under the heading

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“Underwriting”, insofar as such statements constitute summaries of documents referred to therein, fairly summarize in all material respects the documents referred to therein.

(g)                 The Company is not required to register as an “investment company” under the Investment Company Act.

Such counsel shall also state in their usual and customary form that they have reviewed and participated in discussions concerning the preparation of the Registration Statement, the Time of Sale Information and the Prospectus and any amendment and supplement thereto with the Company, with representatives of its independent accountants and Turkish counsel and with representatives of the Underwriter and, although such counsel assume no responsibility for the accuracy, completeness or fairness of the Registration Statement, the Time of Sale Information, the Prospectus and any amendment or supplement thereto (except as expressly provided above), nothing has come to the attention of such counsel to cause such counsel to believe that the Registration Statement, at the time of its effective date (including the information, if any, deemed pursuant to Rule 430A, 430B or 430C to be part of the Registration Statement at the time of effectiveness), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, that the Time of Sale Information, at the Time of Sale (which such counsel may assume to be the date of the Underwriting Agreement) contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Prospectus or any amendment or supplement thereto as of its date and the Closing Date contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than in each case the financial statements and other financial information contained therein or omitted therefrom, as to which such counsel need express no belief).

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Underwriter.

The opinion of Shearman & Sterling described above shall be rendered to the Underwriter at the request of the Company and shall so state therein.

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Annex B

Form of Opinion of Turkish Counsel for the Company

(a)                 The Company has been duly incorporated and validly exists as a joint stock company under the laws of Turkey, with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectus.

(b)                 The Company has an authorized capitalization as set forth in the Prospectus, and all of the issued shares of capital stock of the Company (including the Shares being delivered at Closing Date) have been duly and validly authorized and issued and are fully paid and non-assessable; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to acquire the Shares to be purchased from the Selling Stockholders under the Underwriting Agreement which have not been complied with; the Shares may be freely deposited by or on behalf of the Selling Stockholders with the Depositary, to the best of such counsel’s knowledge, the Shares are freely transferable by the Selling Stockholders to or for the account of the Underwriter in the manner contemplated herein and there are no restrictions on subsequent transfers of the Shares except as described in the Prospectus under “Shares Eligible for Future Sale”; and the Shares conform to the description of the Shares contained in the Prospectus and “Description of the Shares—Transfer of the Shares”.

(c)                 All Governmental Authorizations of and with any Governmental Agency in Turkey required for the Shares to be duly and validly authorized and issued have been obtained or made and are in full force and effect.

(d)                 The Company has the corporate power to enter into the Underwriting Agreement and to perform its obligations thereunder.

(e)                 The Underwriting Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights, public policy and to general equity principles; however, such counsel may state that (i) the enforceability thereof may be limited by bankruptcy, insolvency, liquidation, reorganization and similar laws of general applicability relating to or affecting creditors’ rights, public policy and by general equity principles or (ii) a Turkish court may find that the indemnification and contribution provisions of section 8 of the Underwriting Agreement are unenforceable under Turkish law or violate Turkish public policy. Notwithstanding the foregoing, such counsel is not aware of any public policy of Turkey which it believes would be contravened by an express provision of this Agreement.

(f)                  The Underwriting Agreement is in proper form under the laws of the Republic of Turkey for the enforcement thereof against the Company; and to ensure the legality, validity, enforceability and admissibility into evidence in the Republic of Turkey of the Underwriting Agreement, it is not necessary that such agreement be filed or recorded with any court or other authority in the Republic of Turkey or that any stamp or similar tax be paid in or in respect thereof, provided, however, that under Turkish law in effect on the date hereof, to ensure the admissibility in evidence of the Underwriting Agreement in the Republic of Turkey, a translation of the same into Turkish certified by a notary public is

B1

necessary, but it is not necessary that any stamp, registration or Turkish tax be paid for the enforcement of the Underwriting Agreement, other than (i) stamp taxes imposed by Stamp Tax Law of the Republic (Law No. 488) (as amended) in the amount of the lira equivalent of zero point seventy-five per cent. (0.75%) of the value of the Underwriting Agreement, however, according to Article 1/a of Council of Ministers Decree No. 94/6035 issued in line with Article 30 bis of the Stamp Duty Law, this Agreement is subject to 0% (zero percent) stamp duty (ii) court charges imposed pursuant to the Law on Charges of the Republic of Turkey (Law No. 492) in the amount of five point four per cent. (5.4%) of the lira equivalent of the amount in dispute (one quarter of which is payable at the commencement of any suit or action and the remainder of which is payable upon the entry of judgment), (iii) court charges payable in connection with the making of an appeal from an adverse judgment, (iv) the deposit, at the court’s discretion, of security for such costs (cautio judicatum solvi), provided that the court shall waive such security requirement in the event the plaintiff/defendant is considered to be a national of one of the contracting states of the Convention Relating to Civil Procedure done at The Hague on 1 March 1954 (ratified by the Republic of Turkey pursuant to Law No. 1574 published in the Official Gazette No. 14137 dated 23 March 1972) or a national of a state that has signed a bilateral treaty with the Republic of Turkey, which is duly ratified and containing inter alia a waiver of the cautio judicatum solvi requirement on a reciprocal basis; and (v) lawyer’s fees of the losing party payable in accordance with the most recent tariff in force at the time of judgment as published in the Official Gazette of the Republic of Turkey together with other court expenses;

(g)                 The sale of the Shares by the Selling Stockholders being delivered at the Closing Date and the compliance by the Company with all of the provisions of the Underwriting Agreement and the consummation of the transactions therein contemplated will not result in any violation of the provisions of the Articles of Association of the Company or any statute or any order, rule or regulation known to such counsel of any Governmental Agency having jurisdiction over the Company or any of its properties.

(h)                 No Governmental Authorization of Turkey or any Governmental Agency in Turkey is required for the consummation of the transactions contemplated by the Underwriting Agreement in connection with the Shares to be sold by the Selling Stockholders thereunder, provided that the Shares shall be deposited with the Central Registry Agency (Merkezi Kayit Kurulusu) five business days in advance of the Closing Date.

(i)                  The opinions of such counsel set forth in the Prospectus under “Enforceability of Civil Judgments” are confirmed as of the Closing Date.

(j)                  The statements in the Prospectus under the headings “Regulation of the Turkish Telecommunications Industry,” “Description of Ordinary Shares”, “Related Party Transactions,” to the extent such statements relate to matters of Turkish law or Turkish regulation, and “Legal Matters” insofar as it purports to describe the matters discussed there are, in each case, true and accurate in all material respects, and nothing has been omitted from such statements which would make the same misleading in any material respect.

(k)                 Insofar as matters of Turkish law are concerned, the Registration Statement and the filing of the Registration Statement with the Commission have been duly

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authorized by and on behalf of the Company; and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company.

(l)                  The appointment by the Company of CT Corporation System, New York, New York to act as agent for service of process relating to any proceeding before a New York court on behalf of the Company is valid and binding under the laws of Turkey.

(m)                The Company’s agreement to the choice of law provisions set forth in Section 17(c) of the Underwriting Agreement will be recognized by the courts of Turkey, except to the extent that recognition of, and giving effect to, such choice of laws would be against Turkish public policy; except to the extent that to recognise and give effect to such choice of law would be clearly against Turkish public policy; notwithstanding the foregoing, such counsel is not aware of any public policy of Turkey which it believes would be contravened by the recognition of or giving effect to such choice of law, the Company can sue and be sued in its own name under the laws of Turkey; the irrevocable submission of the Company to the non-exclusive jurisdiction of a New York Court, the waiver by the Company of any objection to the venue of a proceeding of a New York Court and the agreement of the Company that this Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; service of process effected in the manner set forth in Section 17(b) hereof will be effective, insofar as the law of Turkey is concerned, to confer valid personal jurisdiction over the Company; and judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under this Agreement would be enforceable against the Company in the courts of Turkey, provided that (i) there is in effect a treaty between the United States of America and the Republic of Turkey providing for reciprocal court judgements; (ii) there is de facto enforcement in such country of judgments rendered by Turkish courts (we are not aware of a Turkish court decision where a judgement of the New York Courts was enforced on the basis of this criteria); or (iii) there is a provision in the laws of the United States of America that provides for the enforcement of judgements of Turkish courts.  In addition, the courts of the Republic of Turkey will not enforce any judgement in a court outside the Republic of Turkey, if (i) the defendant was not duly summoned or represented and fundamental procedural rights were not observed; (ii) the judgement in question was rendered with respect to a matter within the exclusive jurisdiction of the court of Turkey; (iii) the judgement is clearly against any public policy rules of the Republic of Turkey; (iv) the judgement is not compatible with a judgement in the Republic of Turkey between the same parties and relating to the same issue or certain circumstances with an earlier foreign judgement which satisfies the same criteria and is enforceable in the Republic of Turkey; and (v) the foreign judgement has not become final and binding with no recourse for appeal or similar revision process.

(n)                 All dividends and other distributions declared and payable on the shares of capital stock of the Company made under the current laws and regulations of Turkey to be paid in New Turkish Lira (including any such dividends or distributions to be paid to the Depositary) may be converted into foreign currency that may be freely transferred out of Turkey, subject to Turkish tax regime.

(o)                 The sale of the Shares to be sold by the Selling Stockholders hereunder and the compliance by the Company with all of the provisions of this Underwriting Agreement and the consummation of the transactions herein and therein contemplated, and all other transactions described in the Prospectus and the Preliminary Prospectus in

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connection with the Offering, will not conflict with or result in a breach or violation of any of the terms or provisions of the License, and such License remains in full force and effect.

In giving such opinion, such counsel may state that with respect to all matters of United States federal and New York law they have relied upon the opinions of international or tax counsel for the Company delivered pursuant to the Underwriting Agreement.

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Annex C

Form of Opinion of In House Counsel for the Company

[Orhan Gemicioglu], in-house counsel for the Company, shall have furnished to you his written opinion dated the Closing Date, in form and substance satisfactory to you, to the effect that:

(a)                 Each subsidiary of the Company has been duly incorporated or organized and is validly existing as a corporation or joint stock company under the laws of its jurisdiction of incorporation or organization; and all of the issued shares of capital stock of each such subsidiary have been duly arid validly authorized and issued, are fully paid and non-assessable, and (except for directors’ qualifying shares and except as otherwise set forth in the Prospectus) are owned directly or indirectly by the Company, free and clear of any liens, encumbrances, equities or claims (such counsel being entitled to rely in respect of the opinion in this clause upon opinions of local counsel and in respect of matters of fact upon certificates of officers of the Company or its subsidiaries, provided that such counsel shall state that they believe that both you and they are justified in relying upon such opinions and certificates).

(b)                 The Company and each of its subsidiaries have good and marketable title in fee simple to all real property owned by it, free and clear of all liens, encumbrances and defects except such as are described in the Prospectus or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries (in giving the opinion in this clause, such counsel may state that no examination of record titles for the purpose of such opinion has been made, and that they are relying upon a general review of the titles of the Company and its subsidiaries, upon opinions of local counsel and abstracts, reports and policies of title companies rendered or issued at or subsequent to the time of acquisition of such property by the Company and its subsidiaries, upon opinions of counsel to the lessors of such property and, in respect of matters of fact, upon certificates of officers of the Company and its subsidiaries, provided that such counsel shall state that they believe that both you and they are justified in relying upon such opinions, abstracts, reports, policies and certificates).

(c)                 To the best of such counsel’s knowledge and other than as set forth in the Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole; and, to the best of such counsel’s knowledge, no such proceedings are currently threatened or contemplated by any Governmental Agency or threatened by others other than as set forth in the Prospectus.

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(d)                 Neither the Company nor any of its subsidiaries is in violation of its Articles of Association or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound.

(e)                 The Company and each of its subsidiaries has all licenses and concessions of and from all Governmental Agencies that are necessary to own or lease its properties and conduct its businesses as described in the Prospectus; and the Company and each of its subsidiaries has all franchises, permits, authorizations, approvals and orders and other licenses and concessions of and from all Governmental Agencies that are necessary to own or lease its other properties and conduct its businesses as described in the Prospectus except for such licenses, franchises, permits; authorizations, approvals and orders the failure to obtain when will not have a material adverse effect on the financial condition or results of operations of the Company and its subsidiaries taken as a whole.

(f)                  The sale of the Shares being delivered at the Closing Date and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage; deed of trust, loan agreement or other agreement or instrument known to such counsel to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject except for such breaches, violations or defaults as would not have a material adverse effect on the Company and its subsidiaries taken as a whole.

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Annex D

Form of Opinion of Turkish Counsel For The Selling Stockholders

(a)                 The Underwriting Agreement has been duly authorized, executed and delivered by or on behalf of each such Selling Stockholder; and the sale of the Shares to be sold by each such Selling Stockholder hereunder and the compliance by each such Selling Stockholder with all of the provisions of the Underwriting Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any terms or provisions of, or constitute a default under, any statute of the Republic of Turkey or any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument known to such counsel to which each such Selling Stockholder is a party or by which each such Selling Stockholder is bound, or to which any of the property or assets of each such Selling Stockholder is subject, nor will such action result in any violation of the provisions of the Articles of Association or other constituent documents of each such Selling Stockholder or any order, rule or regulation known to such counsel of any court or governmental agency or body in Turkey having jurisdiction over each such Selling Stockholder or the property of each such Selling Stockholder.

(b)                 No Governmental Authorization of or with any Governmental Agency in Turkey is required for the consummation of the transactions contemplated by the Underwriting Agreement in connection with the Shares to be sold by each such Selling Stockholder hereunder.

(c)                 Immediately prior to the Closing Date, each such Selling Stockholder had good and valid title to the Shares to be sold at the Closing Date by each such Selling Stockholder under the Underwriting Agreement; each such Selling Stockholder held such Shares free and clear of all liens, encumbrances, equities or claims, and had full right, power and authority to sell, assign, transfer and deliver the Shares to be sold by each such Selling Stockholder hereunder and thereunder.

(d)                 Upon delivery of such Shares good and valid title, free and clear of all liens, encumbrances, equities or claims will pass to the Underwriter which has purchased such Shares in good faith and without notice of any such lien, encumbrance, equity or claim or any other adverse claim.

(e)                 Each such Selling Stockholder’s agreement to the choice of law provisions set forth in Section 17(c) of the Underwriting Agreement will be recognized by the courts of Turkey, except to the extent that recognition of, and giving effect to, such choice of laws would be against Turkish public policy; each such Selling Stockholder can sue and be sued in its own name under the laws of Turkey; the irrevocable submission of each such Selling Stockholder to the non-exclusive jurisdiction of a New York Court, the waiver by each such Selling Stockholder of any objection to the venue of a proceeding of a New York Court and the agreement of each such Selling Stockholder that the Underwriting Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; service of process effected in the manner set forth in Section 17(b) of the Underwriting Agreement will be effective, insofar as the law of Turkey is concerned, to confer valid personal jurisdiction over each such Selling Stockholder; and judgment

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obtained in a New York court arising out of or in relation to the obligations of each such Selling Stockholder under the Underwriting Agreement would be enforceable against each such Selling Stockholder in the courts of Turkey, except to the extent that to recognize and give effect to such choice of law would be clearly against Turkish public policy; notwithstanding the foregoing, such counsel is not aware of any public policy of Turkey which it believes would be contravened by the recognition of or giving effect to such choice of law.

(f)                  The appointment by each such Selling Stockholder of CT Corporation System, New York, New York to act as agent for service of process relating to any proceeding before a New York court on behalf of each such Selling Stockholder is valid and binding under the laws of Turkey.

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Annex E

J.P. Morgan Securities Ltd.

125 London Wall

London EC2Y 5AJ

United Kingdom

[ ] November 2006

Re: Çukurova Investments N.V.

Dear Sirs,

You have requested our opinion as special Netherlands Antilles counsel to Çukurova Investments N.V., a company organized and existing under the laws of the Netherlands Antilles (the “Company”), in connection with the entering into by the Company as Selling Stock Holder of an Underwriting Agreement pursuant to which the Company will sell 64,672,690,417 shares (the “Shares”) in Mulberry A.Ş., a Turkish joint stock company, dated 16 November 2006 (the “Underwriting Agreement”).

Expressions defined in the Underwriting Agreement and not re-defined herein shall have the same meanings in this opinion, unless the context otherwise requires.

In rendering this opinion, we have examined and relied upon the following documents (any attachments to those documents and any documents mentioned or referred to in those documents and/or attachments are excluded, except as to the extent otherwise stated below):

(1)                 a copy of the executed Underwriting Agreement signed on behalf of the Company by [  ] in its capacity as authorised signatory;

(2)                 an on-line excerpt, dated 14 November 2006 (the “Excerpt”) from the Commercial Register of the Chamber of Commerce and Industry of Curaçao, Netherlands Antilles (the “Commercial Register”), regarding the Company;

(3)                 a copy of the articles of association of the Company (the “Articles of Association”) as according to the Excerpt deposited with the Commercial Register as being in force on the date hereof;

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(4)                 facsimile copies of the foreign exchange license and the business license issued in favour of the Company (the “Company’s Licenses”);

(5)                 a copy of the resolutions of the board of directors of the Company (the “Board Resolution”) dated 15 November 2006, inter alia, authorizing the entering into of the Underwriting Agreement and authorizing [  ] to on behalf of the Company sign the Underwriting Agreement;

(6)                 a copy of a certificate of the board of managing directors of the Company, dated 15 November 2006, certifying i.a. that (i) the Company has not been merged (“gefuseerd”), has not been split (“gesplitst”), has not been dissolved (“ontbonden”), has not been converted (“omgezet”), has not transferred its corporate seat and no resolutions have been adopted to merge the Company, split the Company, to dissolve the Company, to convert the Company or to transfer the corporate seat of the Company; (ii) the Company has not been declared bankrupt or granted suspension of payments; (iii) no petitions have been filed to have the Company declared bankrupt or granted suspension of payments and there is no civil litigation currently pending against the Company before any Netherlands Antilles court; (iv) the Board Resolution have been validly taken and executed and have not been revoked, withdrawn and/or amended or declared null and void; (v) there is no conflict of interest between (a) any of the managing directors of the Company and (b) the shareholder(s) of the Company, the Company and the parties to the Underwriting Agreement, or any of them; (vi) the information contained in the Excerpt truly and correctly reflects the position of the Company; (vii) the Licenses are in full force and effect; (viii) the Shares are owned by the Company free and clear of any encumbrance; (ix) the sale of the Shares by the Company and the compliance by the Company with all of the provisions of the Underwriting Agreement and the consummation of the transactions therein contemplated will not conflict with or result in a breach or violation of any terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company is bound, or to which any of the property or assets of the Company is subject, nor will such action result in any violation of any order, rule or regulation of any court or governmental agency or body in The Netherlands Antilles having jurisdiction over the Company or the property of the Company; and (x) the Company is not party to a shareholders agreement with its shareholders and the Company has no internal regulations (“reglement”) both as referred to in art 21.3 of Book 2 Civil Code (the “Management Certificate”);

The following opinion is limited in all respects to the laws of the Netherlands Antilles as presently in effect and as they are interpreted under case law of the Netherlands Antilles Courts at the present time.

We have not investigated the laws of any country other than the Netherlands Antilles.

For the purpose of the opinion expressed below we have assumed:

(i)                  the genuiness of all signatures on the documents submitted to us;

(ii)                 the authenticity of all certificates and other documents submitted to us as originals;

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(iii)                the conformity to the originals of all agreements, certificates, instruments and other documents submitted to us as photo static, facsimile, e-mail, on-line, scanned, certified, conformed or notarial copies;

(iv)                that the Articles of Association are the articles of association (statuten) of the Company as in force on the date hereof;

(v)                 that the Board Resolution has been duly executed and correctly reflects the resolutions taken by the board of managing directors of the Company and has not been and will not be amended, cancelled or revoked;

(vi)                that the Company has not been dissolved (ontbonden), declared bankrupt (falliet verklaard), granted moratorium (surseance van betaling);

(vii)               that the Company has not been merged (gefuseerd), has not been split (gesplitst), has not been converted (omgezet), has not transferred its corporate seat, and no resolutions have been adopted providing for such legal actions;

(viii)              that the Company’s Licenses are in full force and effect on the date hereof;

(ix)                the accuracy of the statements made to us (whether orally or in writing) by the officials of the Commercial Register regarding the correctness of the information contained in the Excerpt and by the officials of the bankruptcy registrar (faillissementsgriffie) of the Court of First Instance of Curaçao (Gerecht in Eerste Aanleg) and the officials of the civil registrar (civiele griffie) of the Court of First Instance of Curaçao, regarding the (corporate) status and position of the Company (the “Statements”);

(x)                 that the information in the Excerpt truly, accurately, completely and correctly reflects the position of the Company as regards such information at the date hereof;

(xi)                that the information in the Management Certificate is true, accurate and correct and the Management Certificate has been duly executed and has not been and will not be revoked, cancelled withdrawn and/or amended;

(xii)               that each of the parties to the Underwriting Agreement other than the Company has the power and authority (corporate and otherwise) to execute and deliver the Underwriting Agreement and that the Underwriting Agreement will be duly authorized, executed and delivered by or on behalf of the parties thereto, other than the Company;

(xiii)              that the Underwriting Agreement when duly executed by all parties thereto, other than the Company, constitute and will continue to constitute the legal, valid and binding obligations of the parties thereto, enforceable against those parties in accordance with its terms under the laws by which it is expressed to be governed and under the laws of any other relevant jurisdiction, other than the laws of the Netherlands Antilles;

(xiv)              that the choice of the laws of the State of New York as the governing law of the Underwriting Agreement is a valid and binding selection under the laws of the State of New York to which the Underwriting Agreement is expressed to be subject and under all other relevant laws (other than those of the Netherlands Antilles);

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Based upon the foregoing and subject to (a) any factual matters or documents not disclosed to us in the course of our investigation, and (b) the qualifications and limitations stated hereafter, we are of the opinion that at the date hereof:

1.                   The Company has been duly incorporated and is validly existing as a company with limited liability (naamloze vennootschap) under the laws of the Netherlands Antilles.

The Company is registered with the Commercial Register of the Chamber of Commerce and Industries of Curaçao under number 78712.

2.                   The Company has the corporate power and authority to enter into the Underwriting Agreement and to perform its obligations thereunder.

3.                   The execution of the Underwriting Agreement and the performance by the Company of its obligations thereunder has been approved by all necessary corporate action on behalf of the Company.

4.                   The Underwriting Agreement has been duly executed for and on behalf of the Company.

5.                   The execution by the Company of the Underwriting Agreement and the incurrence and performance by the Company of its obligations thereunder does not violate any law, rule or regulation of the Netherlands Antilles or the Articles of Association.

6.                   The choice of the laws of the State of New York as the law governing the Underwriting Agreement is valid and binding under the laws of the Netherlands Antilles, except (i) to the extent that any terms of the Underwriting Agreement or any provisions of the laws of the State of New York applicable to the Underwriting Agreement are manifestly incompatible with the public policy (openbare orde) of the Netherlands Antilles, and except (ii) that a Netherlands Antilles court may give effect to mandatory rules of the laws of another jurisdiction, including the laws of the Netherlands Antilles, with which the situation has a close connection, if and insofar as, under the laws of the latter jurisdiction, those rules must be applied, whatever the chosen law.

7.                   The agreement of the Company to submit to the jurisdiction of the competent courts of the State of New York under the Underwriting Agreement is valid under Netherlands Antilles law. In the absence of an applicable treaty between the United States of America and the Netherlands Antilles, a judgment rendered by a court of the State of New York will not be enforced by the courts in the Netherlands Antilles. In order to obtain a judgment which is enforceable in the Netherlands Antilles the claim must be relitigated before a competent Netherlands Antilles court. However, under current practice, a judgment rendered by a court of the State of New York, will be recognized by a Netherlands Antilles court (i) if that judgment results from proceedings compatible with Netherlands Antilles concepts of due process and (ii) if that judgment does not contravene the public policy of the Netherlands Antilles. If the judgment is recognized by a Netherlands Antilles court that court will generally grant the same claim without relitigation on the merits.

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8.                   No approval, authorisation or other action by, or filing with, any national governmental or international authority or public body, is required in connection with the execution by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder.

9.                   The appointment by the Company of CT Corporation System, New York, New York to act as agent for service of process relating to any proceeding before a New York court on behalf of the Company is valid and binding under the laws of The Netherlands Antilles.

The opinions expressed in this letter are subject to the following qualifications:

(a)                 We have assumed that the Excerpt fully and correctly reflects the corporate status and position of the Company. It is noted, however, that the Excerpt may not completely and accurately reflect that status and position insofar as (a) the Company may have been declared bankrupt at the date hereof, and (b) there may be a delay between the taking of a corporate action (such as the appointment and removal of a director, a winding-up), the making of a court order (determining the winding-up or a (provisional) suspension of payment) or a bankruptcy order and the filing of the necessary documentation with the Commercial Register and a further delay between that filing and an entry appearing on the file of the Company at the Commercial Register. The confirmation from the officials of the bankruptcy registrar of the Court of First Instance of Curaçao referred to in assumption (ix) does not provide conclusive evidence that the Company has not been declared bankrupt or granted suspension of payments.

(b)                 The opinions expressed herein may be affected or limited by the provisions of any applicable bankruptcy (faillissement), insolvency, fraudulent conveyance (actio Pauliana), reorganization, moratorium (surséance van betaling), and other or similar laws of general application now or hereafter in effect, relating to or affecting the enforcement or protection of creditors’ rights.

(c)                 The rights and obligations of the parties under the Underwriting Agreement are, to the extent that the laws of the Netherlands Antilles are applicable, subject to the principles of good faith (goede trouw) and reasonableness and fairness (redelijkheid en billijkheid) as applied by the Netherlands Antilles courts, which under Netherlands Antilles law governs the relationship between the parties to a contract and which, in certain circumstances, may limit or preclude the reliance on, or enforcement of, contractual terms and provisions. Furthermore, an agreement may be declared void by the courts of the Netherlands Antilles if it was made through undue influence (misbruik van omstandigheden), fraud (bedrog), threat (bedreiging) of any such parties to such agreement.

(d)                 A court applying the laws of the Netherlands Antilles may: (i) at the request of any party to an agreement change the effect of an arrangement or dissolve it in whole or in part in the event of unforeseen circumstances (onvoorziene omstandigheden) of such nature that do not, according to the standards of reasonableness and fairness, justify the other party to expect the agreement to be maintained unchanged; (ii) limit any claim for damages or penalties on the basis that such claim is deemed excessive by such court; (iii) refuse to give effect to any provisions for the payment of expenses in respect of the costs of enforcement (actual or attempted) or unsuccessful litigation brought before such court or tribunal or where such court or tribunal has itself made an order for costs.

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(e)                 The enforcement in the Netherlands Antilles of the Underwriting Agreement will be subject to the rules of civil procedure as applied by the Netherlands Antilles courts. Specific performance may not always be available under Netherlands Antilles law. Enforcement in the Netherlands Antilles of a judgment expressed in a currency other than Netherlands Antilles guilders may give rise to complications and it is, therefor, advisable to obtain a judgment expressed both in that currency and the equivalent thereof in Netherlands Antilles guilders.

(f)                  Any provision in the Underwriting Agreement stating that any rights or obligations thereunder shall bind successors and assigns of any party thereto may not be enforceable in the absence of further agreement and documentation.

(g)                 When applying the law of any jurisdiction (including the Netherlands Antilles), the courts in the Netherlands Antilles may give effect to mandatory rules of the law of another jurisdiction with which the situation has a close connection, if and insofar as, under the law of the latter jurisdiction, those rules must be applied, whatever the chosen law.

(h)                 Under the laws of the Netherlands Antilles a power-of-attorney (volmacht) or mandate (lastgeving), whether or not irrevocable, granted by the Company, will terminate by force of law, and without notice, upon insolvency or bankruptcy of the Company. To the extent that the appointment by the Company of an agent for service of process would be deemed to constitute a power of attorney or a mandate, this qualification would apply.

(i)                  As a consequence of the introduction of Book 2 Civil Code of the Netherlands Antilles, effective 1 March 2004, certain provisions of the articles of association of the Company have become obsolete or incompatible with the provisions relating to the legal entities and limited liability companies in particular. The provisions in the articles of association of a regulatory nature, when not opposed by provisions of Book 2 Civil Code, will continue to apply, but compulsory provisions in the Book 2 Civil Code will overrule relevant provisions in the articles of association.

In this opinion Netherlands Antilles legal concepts are expressed in English and not in their original Dutch wording. The concepts concerned may not be identical to concepts described by the same English wording as they exist under the laws of other jurisdictions. This opinion may, therefore, only be relied upon on the express condition that any issues of interpretation or liability arising thereunder will be governed by Netherlands Antilles law and be brought before a Netherlands Antilles court.

This opinion is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. Nothing in this opinion should be taken as expressing an opinion in respect of any representations or warranties, or other information or any other document examined in connection with this opinion except as expressly confirmed herein.

This opinion is addressed to you in connection with the transactions described herein and may only be relied upon in connection with such transaction and may not be relied upon by, or (except as required by applicable law) be transmitted to, or filed with any other person, firm, company, or institution without our prior written consent.

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Sincerely yours,

STvB Advocaten (Curaçao) N.V.

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Annex F

Form of Opinion of US Counsel For The Selling Stockholders

(a)                 Assuming the validity of such actions under the laws of Turkey and The Netherlands under the laws of the State of New York relating to personal jurisdiction, each Selling Stockholder has, pursuant to Section 17(b) of the Underwriting Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York in any action arising out of or relating to this Agreement or the transactions contemplated hereby, has validly and irrevocably waived to the fullest extent it may effectively do so any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed the Authorized Agent (as defined herein) as its authorized agent for the purpose described in Section 17(b) of the Underwriting Agreement; and service of process effected on such agent in the manner set forth in Section 17(b) of the Underwriting Agreement will be effective to confer valid personal jurisdiction over such Selling Stockholders.

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Annex G

Form of Opinion of Turkish Tax Counsel

(a)                 No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriter to Turkey or to any political subdivision or taxing authority thereof or therein in connection with (A) the deposit with the Depositary of Shares by or on behalf of the Selling Stockholders against the issuance of ADRs evidencing the ADSs, (B) the sale by the Selling Stockholders and delivery by or on behalf of the Selling Stockholders of the Shares and the ADSs to or for the accounts of the Underwriter or (C) the sale and delivery outside Turkey by the Underwriter or (C) the sale and delivery outside Turkey by the Underwriter of the ADSs and the Shares to the initial purchasers thereof in the manner contemplated herein.

(b)                 Except for withholding taxes and the Turkish States fund levy as set forth in the Prospectus, dividends and other distributions declared and payable on the capital stock of the Company will not be subject to any other taxes under the laws and regulations of Turkey and are otherwise free and clear of any other tax, withholding or deduction in Turkey and without the necessity of obtaining any Governmental Authorization in Turkey.

(c)                 The statements in the Prospectus and Preliminary Prospectus under the headings “Turkish Taxation” and Republic of Turkey Taxation” as the case may be, insofar as they purport to describe the matters discussed there are, in each case, true and accurate in all material respects, and nothing has been omitted from such statements which would make the same misleading in any material respect.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 20, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler
Title: Head of Investor Relations

Date: November 20, 2006	By:	/s/ Ferda Atabek
Name:Ferda Atabek
Title: Investor Relations Officer